[HILB ROGAL & HOBBS LETTERHEAD]

November 2, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant

RE:	Hilb Rogal & Hobbs Company (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 10, 2006

File Number: 000-15981

Dear Mr. Rosenberg:

Per our conversation with Vanessa Robertson on October 30, 2006, the Company requests an extension until December 15, 2006 to respond to the Staff’s comments provided via teleconference on October 27, 2006. This extension will allow the Company to adequately address the Staff’s comments. Please feel free to contact me if you have any questions or require any additional information with respect to the foregoing request.

Sincerely,

/s/ Michael Dinkins
Michael Dinkins
Executive Vice President and Chief Financial Officer